Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2017 RESULTS

Improvement in key year-over-year business parameters:
Backlog of orders at $7.6 billion; Revenues of $3.38 billion; Non-GAAP net income of $273.9 million; GAAP net income of $239.1 million;
Non-GAAP net EPS of $6.41; GAAP net EPS of $5.59

Haifa, Israel, March 20, 2018 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2017.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 5 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “From both a financial and a strategic perspective, 2017 was another good year for Elbit Systems. Moreover, we ended the year on a high note, surpassing one billion dollars of revenue in a quarter for the first time in our history. The business environment in which we operate is robust. We are seeing a number of defense budgets globally on the rise, with the areas in which we focus receiving increased priority. Our business is geographically diverse, divided fairly evenly among North America, Europe, Israel and Asia-Pacific, providing an additional element of stability to our business.”

Mr. Machlis added, “We are particularly pleased with the continued increase in our backlog, whose year-end level is up 11% versus last year, and which contains a higher portion of longer-term projects than in recent years. The continued backlog growth we have witnessed over the past few quarters translated into fourth quarter revenue growth of 6% year-over-year. All this has enhanced Elbit Systems’ position as a leading global provider of technologically advanced defense and homeland security solutions.”

Earning Release

Fourth quarter 2017 results:

Revenues in the fourth quarter of 2017 were $1,009.6 million, as compared to $953.7 million in the fourth quarter of 2016.

Non-GAAP(*) gross profit amounted to $288.7 million (28.6% of revenues) in the fourth quarter of 2017, as compared to $288.5 million (30.3% of revenues) in the fourth quarter of 2016. GAAP gross profit in the fourth quarter of 2017 was $283.5 million (28.1% of revenues), as compared to $280.8 million (29.4% of revenues) in the fourth quarter of 2016. The decline in the gross profit rate was mainly as a result of the mix of programs sold in the quarter.

Research and development expenses, net, were $72.5 million (7.2% of revenues) in the fourth quarter of 2017, as compared to $67.0 million (7.0% of revenues) in the fourth quarter of 2016.

Marketing and selling expenses, net, were $81.2 million (8.0% of revenues) in the fourth quarter of 2017, as compared to $88.8 million (9.3% of revenues) in the fourth quarter of 2016.

General and administrative expenses, net, were $26.2 million (2.6% of revenues) in the fourth quarter of 2017, as compared to $37.6 million (3.9% of revenues) in the fourth quarter of 2016. The significant decrease in general and administrative expenses in the fourth quarter of 2017 resulted mainly from revaluation of liabilities related to assets and activities acquired in prior years.

Non-GAAP(*) operating income was $110.5 million (10.9% of revenues) in the fourth quarter of 2017, as compared to $97.3 million (10.2% of revenues) in the fourth quarter of 2016. GAAP operating income in the fourth quarter of 2017 was $103.6 million (10.3% of revenues), as compared to $87.5 million (9.2% of revenues) in the fourth quarter of 2016.

Financial expenses, net, were $9.7 million in the fourth quarter of 2017, as compared to $9.2 million in the fourth quarter of 2016.

Taxes on income were $25.4 million in the fourth quarter of 2017, as compared to $9.8 million in the fourth quarter of 2016. Taxes in the fourth quarter of 2017 included a $10.9 million adjustment to deferred tax assets as a result of the tax reform in the U.S. Taxes in the fourth quarter of 2016 were somewhat lower than typical, mainly due to settlements of tax audits for prior years.

Equity in net earnings of affiliated companies and partnerships was $1.4 million in the fourth quarter of 2017, as compared to a net loss of $0.6 million in the fourth quarter of 2016.

Net income attributable to non-controlling interests was $0.5 million in the fourth quarter of 2017, as compared to $0.7 million in the fourth quarter of 2016.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2017 was $86.1 million (8.5% of revenues), as compared to $77.7 million (8.2% of revenues) in the fourth quarter of 2016. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2017 was $69.4 million (6.9% of revenues), as compared to $67.1 million (7.0% of revenues) in the fourth quarter of 2016.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.01 for the fourth quarter of 2017, as compared to $1.82 for the fourth quarter of 2016. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2017 were $1.62, as compared to $1.57 in the fourth quarter of 2016.

* see page 5

Earning Release

Full year 2017 results:

Revenues for the year ended December 31, 2017 were $3,377.8 million, as compared to $3,260.2 million in the year ended December 31, 2016.

For distribution of revenues by areas of operation and by geographic regions see tables on page 14.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operation. The decrease in revenues in the C4ISR area of operation was primarily due to a decline in sales of command and control systems and unmanned aircraft systems (UAS) in Latin America. Revenues from land systems increased primarily due to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe. Revenues in electro-optic systems increased mainly due to an increase in sales of reconnaissance systems and night vision systems in Asia-Pacific and directional infra-red countermeasure (DIRCM) systems in the other geographic regions.

On a geographic basis, the increase in Europe was mainly a result of higher sales of armored vehicle systems and radio systems. The decrease in Asia-Pacific was mainly a result of lower sales of tank fire control systems and UAS. The decrease in Latin America was mainly a result of decreased sales of command and control systems. The increase in the “Other” geographical region was mainly due to an increase in sales of UAS and DIRCM systems.

Cost of revenues for the year ended December 31, 2017 was $2,379.9 million (70.5% of revenues), as compared to $2,300.6 million (70.6% of revenues) in the year ended December 31, 2016.

Non-GAAP(*) gross profit for the year ended December 31, 2017 was $1,020.1 million (30.2% of revenues), as compared to $990.8 million (30.4% of revenues) in the year ended December 31, 2016. GAAP gross profit in 2017 was $997.9 million (29.5% of revenues), as compared to $959.6 million (29.4% of revenues) in 2016.

Research and development expenses, net, for the year ended December 31, 2017 were $265.1 million (7.8% of revenues), as compared to $255.8 million (7.8% of revenues) in the year ended December 31, 2016.

Marketing and selling expenses, net, for the year ended December 31, 2017 were $280.2 million (8.3% of revenues), as compared to $271.0 million (8.3% of revenues) in the year ended December 31, 2016.

General and administrative expenses, net, for the year ended December 31, 2017 were $133.3 million (3.9% of revenues), as compared to $151.4 million (4.6% of revenues) in the year ended December 31, 2016. The significant decrease in general and administrative expenses in 2017 was mainly a result of revaluation of liabilities related to assets and activities acquired in prior years, net of an increase in wages and benefits as a result of the changes in the NIS-U.S. dollar exchange rate .

Other operating income, net, for the year ended December 31, 2016 amounted to $17.6 million. This was the result of net gains related to valuation of shares in two of our Israeli subsidiaries in the energy and automotive areas, due to third party investments.

Non-GAAP(*) operating income for the year ended December 31, 2017 was $347.9 million (10.3% of revenues), as compared to $322.6 million (9.9% of revenues) in the year ended December 31, 2016. GAAP operating income in 2017 was $319.3 million (9.5% of revenues), as compared to $299.0 million (9.2% of revenues) in 2016.
The main reasons for the improvement in the operating income in 2017 were the increase in the gross profit as compared to 2016 and the decrease in 2017 in general and administrative expenses as a result of the revaluation of liabilities related to assets and activities acquired in prior years.

* see page 5

Earning Release

Other income, net, for the year ended December 31, 2016 amounted to $4.0 million. This was due to a capital gain related to the sale of real estate acquired in prior years.

Financial expenses, net, for the year ended December 31, 2017 were $34.5 million, as compared to $23.7 million in the year ended December 31, 2016. Financial expenses in 2017 were relatively high, mainly due to losses from exchange rate differences. The 2016 financial expenses were lower due to gains from various currencies exchange rates.

Taxes on income for the year ended December 31, 2017 were $55.6 million (effective tax rate of 19.5%), as compared to $45.6 million (effective tax rate of 16.3%) in the year ended December 31, 2016. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income. Taxes on income in 2017 included a $10.9 million adjustment to deferred tax assets as a result of the tax reform in the U.S.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2017 was $11.4 million (0.3% of revenues), as compared to $5.2 million (0.2% of revenues) in the year ended December 31, 2016. The increase in 2017 was a result of higher revenues and better profitability in some of our affiliated companies.

Net income attributable to non-controlling interests for the year ended December 31, 2017 was $1.5 million, as compared to $1.9 million in the year ended December 31, 2016.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2017 was $273.9 million (8.1% of revenues), as compared to $254.2 million (7.8% of revenues) in the year ended December 31, 2016. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2017 was $239.1 million (7.1% of revenues), as compared to $236.9 million (7.3% of revenues) in the year ended December 31, 2016.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2017 were $6.41, as compared to $5.95 for the year ended December 31, 2016. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2017 were $5.59, as compared to $5.54 in the year ended December 31, 2016.

Backlog of orders for the year ended December 31, 2017 totaled $7,647 million, as compared to $6,909 million as of December 31, 2016. Approximately 73% of the current backlog is attributable to orders from outside Israel. Approximately 65% of the current backlog is scheduled to be performed during 2018 and 2019.

Operating cash flow for the year ended December 31, 2017 was $100.9 million, as compared to $208.0 million in the year ended December 31, 2016. The lower level of operating cash flow in 2017 was mainly a result of lower collection of receipts from customers.

* see page 5

Earning Release

Accounting policies update:

ASU 2014-09, "Revenue from Contracts with Customers" (ASC 606), is effective for the Company beginning January 1, 2018. The Company adopted ASC 606 on January 1, 2018 using the modified retrospective method.

The adoption of the new standard will primarily impact the Company's contracts where revenue was recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue that may be recognized earlier in the performance period when costs are incurred, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.

The cumulative main effects of the transition to ASC 606 resulted in an adjustment on January 1, 2018, of a $1.7 million increase in retained earnings, a decrease in inventories of approximately $82 million, an increase in contract assets (unbilled receivables) of approximately $80 million and a net decrease in customer advances and other contract liabilities and deferred tax assets in the aggregate amount of approximately $3 million.

IMI Transaction:

During 2017 and the beginning of 2018, the Company participated as a potential purchaser in the tender process administered by the Israeli government for the sale of of IMI Systems (formerly Israel Military Industries Ltd.) On March 11, 2018, the Israel Treasury Ministry announced the approval of its Committee for the Sale of State Shares to sell IMI Systems to the Company. Further to the Company’s response to press reports on February 14, 2018, the Company is continuing the discussions with the Israeli Government regarding the conditions to complete the transaction.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

GAAP gross profit	$283.5	$280.8	$997.9	$959.6
Adjustments:
Amortization of purchased intangible assets	5.2	7.7	22.2	31.2
Non-GAAP gross profit	$288.7	$288.5	$1,020.1	$990.8
Percent of revenues	28.6%	30.3%	30.2%	30.4%

GAAP operating income	$103.6	$87.5	$319.3	$299.0
Adjustments:
Amortization of purchased intangible assets	6.9	9.8	28.6	41.2
Gain from changes in holdings, net	—	—	—	(17.6)
Non-GAAP operating income	$110.5	$97.3	$347.9	$322.6
Percent of revenues	10.9%	10.2%	10.3%	9.9%

GAAP net income attributable to Elbit Systems’ shareholders	$69.4	$67.1	$239.1	$236.9
Adjustments:
Amortization of purchased intangible assets	6.9	9.8	28.6	41.2
Capital gain	—	—	—	(3.9)
Impairment of investments	—	2.5	—	2.5
Gain from changes in holdings, net	—	—	—	(16.4)
Tax effect and other tax items, net*	9.8	(1.7)	6.2	(6.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$86.1	$77.7	$273.9	$254.2
Percent of revenues	8.5%	8.2%	8.1%	7.8%

GAAP diluted net EPS	$1.62	$1.57	$5.59	$5.54
Adjustments, net	0.39	0.25	0.82	0.41
Non-GAAP diluted net EPS	$2.01	$1.82	$6.41	$5.95

* Tax effect in 2017 includes $10.9 million related to the tax reform in the U.S.

Earning Release

Recent Events:

On March 14, 2018, the Company announced that it was awarded a $65 million contract by an Asian-Pacific country to provide a comprehensive Search and Rescue solution. The project will be performed over a three-year period.

On February 14, 2018, the Company announced that further to reports in the press, the discussions with the Israeli Government in regard to the acquisition of IMI Systems are ongoing. If and when the conditions are fulfilled for completing the transaction, the Company will make an announcement as required by law.

On January 25, 2018, the Company announced that its subsidiary, Elbit Systems of Australia Pty Ltd., was awarded a $150 million contract by the Australian Department of Defence’s Capability Acquisition and Sustainment Group to provide Through Life Support services to the Australian Defence Force for the Battle Management System Command and Control. The contract is for a five-year base period. Optional extensions of up to seven years may be exercised in the future.

On January 18, 2018, the Company announced that it was awarded an approximately $85 million contract from a European country to supply a range of advanced ground-based electronic warfare and signal intelligence systems. The contract will be performed over a four-year period.

On January 4, 2018, the Company announced that Midroog Ltd., an Israeli rating agency ("Midroog"), reaffirmed Midroog's "Aa1" rating (on a local scale), with a stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

On December 20, 2017, the Company announced that its subsidiary, Elbit Systems of America LLC, through its wholly-owned subsidiary M7 Aerospace LP, was awarded a contract from DynCorp International Inc. to provide Life Cycle Contractor Support for the U.S. Army’s C-26 and UC-35 aircraft fleet. The award is for a one-year base period of up to $25 million and additional five single year option periods. If all options are exercised, the total contract value will be up to $176 million.

On December 19, 2017, the Company announced that it was awarded a follow-on $46 million contract to supply additional J-Music™ DIRCM self-protection systems to NATO, for its Airbus A330 Multinational Multi-Role Tanker Transport Fleet Program. The contract will be performed over a four-year period.

On December 6, 2017, the Company announced that it was selected by the Israeli Ministry of Defense to provide and operate flight simulators for the upgraded C-130H and C-130J transport aircraft of the Israeli Air Force. The contract value is in an amount of $74 million for a thirteen-year period, which includes a set up phase of approximately three years and a ten-year operating period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the fourth quarter of 2017. The dividend’s record date is April 9, 2018. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 23, 2018, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 20, 2018 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Canada Dial-in Number: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5904 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of December 31,
	2017	2016
	Audited
Assets
Current assets:
Cash and cash equivalents	$156,074	$222,810
Short-term bank deposits	3,126	8,882
Available-for-sale marketable securities	13,371	13,370
Trade and unbilled receivables, net	1,406,563	1,232,591
Other receivables and prepaid expenses	128,946	102,979
Inventories, net of customers advances	902,954	840,266
Total current assets	2,611,034	2,420,898

Investments in affiliated companies, partnerships and other companies	172,338	180,962
Long-term trade and unbilled receivables	295,396	189,688
Long-term bank deposits and other receivables	38,082	15,917
Deferred income taxes, net	51,358	79,639
Severance pay fund	298,590	264,253
	855,764	730,459

Property, plant and equipment, net	495,716	474,109
Goodwill and other intangible assets, net	752,403	726,398
Total assets	$4,714,917	$4,351,864

Liabilities and Equity
Short-term bank credit and loans	$133,750	$5,027
Current maturities of long-term loans and Series A Notes	67,556	228,956
Trade payables	633,689	514,106
Other payables and accrued expenses	835,394	828,716
Customer advances in excess of costs incurred on contracts in progress	418,560	347,393
	2,088,949	1,924,198

Long-term loans, net of current maturities	119,514	475
Series A Notes, net of current maturities	124,865	171,066
Employee benefit liabilities	413,117	376,115
Deferred income taxes and tax liabilities, net	68,159	60,098
Customer advances in excess of costs incurred on contracts in progress	133,649	174,529
Other long-term liabilities	48,692	78,142
	907,996	860,425

Elbit Systems Ltd.'s equity	1,708,310	1,559,840
Non-controlling interests	9,662	7,401
Total equity	1,717,972	1,567,241
Total liabilities and equity	$4,714,917	$4,351,864

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2017	2016	2017	2016
	Audited		Unaudited
Revenues	$3,377,825	$3,260,219	$1,009,604	$953,722
Cost of revenues	2,379,905	2,300,636	726,143	672,888
Gross profit	997,920	959,583	283,461	280,834

Operating expenses:
Research and development, net	265,060	255,792	72,462	66,978
Marketing and selling, net	280,246	271,037	81,244	88,786
General and administrative, net	133,314	151,353	26,157	37,599
Other operating income, net	—	(17,575)	—	—
Total operating expenses	678,620	660,607	179,863	193,363

Operating income	319,300	298,976	103,598	87,471

Financial expenses, net	(34,502)	(23,742)	(9,693)	(9,246)
Other income, net	48	3,967	11	25
Income before income taxes	284,846	279,201	93,916	78,250
Taxes on income	(55,585)	(45,617)	(25,434)	(9,805)
	229,261	233,584	68,482	68,445
Equity in net earnings (losses) of affiliated companies and partnerships	11,361	5,224	1,443	(631)
Net income	$240,622	$238,808	$69,925	$67,814

Less: net income attributable to non-controlling interests	(1,513)	(1,899)	(517)	(702)
Net income attributable to Elbit Systems Ltd.'s shareholders	$239,109	$236,909	$69,408	$67,112

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.59	$5.54	$1.62	$1.57
Diluted net earnings per share	$5.59	$5.54	$1.62	$1.57

Weighted average number of shares used in computation of
Basic earnings per share (in thousands)	42,750	42,742	42,751	42,746
Diluted earnings per share (in thousands)	42,753	42,752	42,753	42,755

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2017	2016
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$240,622	$238,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	114,017	122,888
Write-off impairment on marketable securities	—	86
Stock-based compensation	13	70
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)
Deferred income taxes and reserve, net	28,774	2,683
Gain on sale of property, plant and equipment	(2,440)	(3,347)
Loss (gain) on sale of investment and deconsolidation of subsidiary	1,358	(16,734)
Equity in net gain of affiliated companies and partnerships, net of dividend received(*)	(1,987)	(1,728)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(315,236)	(297,439)
Increase in inventories, net	(59,699)	(8,040)
Increase in trade payables and other payables and accrued expenses	63,273	253,413
Severance, pension and termination indemnities, net	2,003	315
Increase (decrease) in advances received from customers	30,287	(82,881)
Net cash provided by operating activities	100,893	208,002
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(107,880)	(124,221)
Acquisition of subsidiaries and business operations	(25,440)	—
Investments in affiliated companies and other companies	(4,964)	(19,277)
Deconsolidation of subsidiary	—	(1,538)
Proceeds from sale of property, plant and equipment	6,270	15,745
Proceeds from sale of investments	12,067	—
Investment in long-term deposits	(1,396)	(417)
Proceeds from sale of long-term deposits	176	894
Investment in short-term deposits and available-for-sale marketable securities	(40,893)	(25,622)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	46,491	36,619
Net cash used in investing activities	(115,569)	(117,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	119	505
Repayment of long-term loans	(167,425)	(48,250)
Proceeds from long-term loans	118,623	—
Repayment of Series A Notes	(55,532)	(55,532)
Dividends paid	(75,300)	(68,447)
Change in short-term bank credit and loans, net	127,455	5,027
Net cash used in financing activities	(52,060)	(166,697)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(66,736)	(76,512)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$222,810	$299,322
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$156,074	$222,810

* Dividend received from affiliated companies and partnerships	$9,374	$3,496

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,272.1	37.7	$1,242.3	38.1	$374.9	37.1	$342.3	35.9
C4ISR systems	1,144.8	33.9	1,220.9	37.4	330.6	32.8	329.6	34.6
Land systems	503.9	14.9	408.0	12.5	166.7	16.5	150.0	15.7
Electro-optic systems	341.2	10.1	276.0	8.5	88.8	8.8	94.8	9.9
Other (mainly non-defense engineering and production services)	115.8	3.4	113.0	3.5	48.6	4.8	37.0	3.9
Total	$3,377.8	100.0	$3,260.2	100.0	$1,009.6	100.0	$953.7	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$741.9	22.0	$709.5	21.8	$232.5	23.0	$202.8	21.3
North America	827.6	24.5	825.7	25.3	236.2	23.4	229.7	24.1
Europe	764.0	22.6	640.8	19.7	235.5	23.3	218.4	22.9
Asia-Pacific	670.5	19.8	801.6	24.6	160.0	15.9	206.5	21.6
Latin America	193.4	5.7	212.8	6.5	44.1	4.4	61.4	6.4
Other countries	180.4	5.4	69.8	2.1	101.3	10.0	34.9	3.7
Total	$3,377.8	100.0	$3,260.2	100.0	$1,009.6	100.0	$953.7	100.0